UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Gateway Energy Corporation

(Name of Issuer)

Common Stock, $0.25 par value

(Title of Class of Securities)

367600301

(CUSIP Number)

Frederick M. Pevow, Jr.

910 Oak Valley Drive, Houston, TX 77024

(713) 827-0706

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Timothy D. Rampe

Davis Graham & Stubbs LLP

1550 17th Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

February 25, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367600301

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Frederick M. Pevow, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,438,265

	8	Shared Voting Power --

	9	Sole Dispositive Power 2,292,070

	10	Shared Dispositive Power --

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,438,265

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.0% (calculated as set forth in Item 5(a))

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 367600301

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) GEC Holding, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,438,265

	8	Shared Voting Power --

	9	Sole Dispositive Power 2,292,070

	10	Shared Dispositive Power --

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,438,265

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.0% (calculated as set forth in Item 5(a))

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 367600301

This Amendment (“Amendment No. 2”) is being jointly filed by GEC Holding, LLC, a Delaware limited liability company (“GEHC”), and Frederick M. Pevow, Jr. (collectively, the “Reporting Persons”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Amendment No. 2 amends the Schedule 13D originally filed with the Commission on February 11, 2010, which was amended by Amendment No. 1 to Schedule 13D filed with the Commission on February 24, 2010 (the “Original Schedule 13D”).  The Original Schedule 13D, as amended by this Amendment No. 2, is referred to as the “Schedule 13D.”

All terms used, but not defined, in this Amendment No. 2 are defined in the Original Schedule 13D.  The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4 of the Original Schedule 13D is amended and restated in its entirety as follows:
Item 4.	Purpose of Transaction.

The Reporting Persons has had and expects to continue to have discussions with members of the board of directors and shareholders of the Issuer, including requesting and receiving the irrevocable proxies described in Item 5.  In the course of the Reporting Persons discussions with members of the board of directors of the Company, Mr. Pevow and such board members have discussed a number of alternative transactions and strategies involving the Company, including, among other things:

•                  a potential acquisition by the Reporting Persons of all of the outstanding capital stock of the Company;

•                  a potential sale of the Company’s Waxahachie distribution system to the Reporting Persons; or

•                  discussions by Mr. Pevow with select shareholders regarding the Reporting Person’s potential nomination of candidates for election to the board of directors.

However, these discussions were conceptual in nature and the Reporting Persons did not make any firm offers (including with respect to the price per share in any potential acquisition by the Reporting Persons of the outstanding capital stock of the Company) or indicate a definitive willingness to proceed towards any particular alternative.  The statements in the Company’s press release issued on February 26, 2010 to the contrary are inaccurate.

The Reporting Persons intend to continually evaluate and review the Issuer’s business affairs, financial position, future prospects and management, as well as conditions in the securities markets (including but not limited to the price of and market for the Shares) and general economic and industry conditions.  Based on such evaluation and review and other factors, the Reporting Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.  Such actions may include, among other things: (i) acquiring additional shares of Common Stock; (ii) disposing of any or all of the shares of Common Stock held by the Reporting Persons;

CUSIP No. 367600301

(iii) communicating with management and members of the board of directors; (iv) communicating with shareholders of the Issuer or other persons who may desire to become shareholders of the Issuer,  regarding matters including alternatives to maximize shareholder value; (v) seeking to cause the Issuer to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties; (vi)  soliciting  proxies or consents,  to be  used  at  either  the  Issuer’s regular  annual  meeting  of shareholders,  or at a special  meeting  of  shareholders,  or  otherwise,  with respect to the matters described in clause (iv) above, including possibly the election of one or more nominees of the Reporting Persons and/or such other shareholders to the board of directors of the Issuer, and other matters related thereto (as disclosed in Item 5 below, the Reporting Persons have obtained irrevocable proxies for approximately 3,146,195 shares); (vii) seeking alone or with others to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise; and/or (viii) taking such other  actions with respect to the Issuer as the Reporting Persons may from time to time determine.

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:
Item 5.	Interest in Securities of the Issuer.

(a)                                  As of February 26, 2010, each Reporting Person beneficially owns the following number of shares of Common Stock (all computations of the percentage of outstanding Common Stock set forth herein are based on a total of 19,397,125 shares of Common Stock outstanding as of October 30, 2009 as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2009, as filed with the Securities and Exchange Commission on November 12, 2009):

Name of Filing Person	Number of Shares Beneficially Owned	Percent of Outstanding
Frederick M. Pevow, Jr.	5,438,265	28.0%
GECH	-0-	0%

(b)                                 Mr. Pevow is deemed to solely have the power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares.  Following the date of this Schedule 13D, Mr. Pevow may transfer the Shares to GECH.

(c)                                  During the 60 days prior to February 11, 2010, the Reporting Persons bought, sold or otherwise received Shares as follows:

Reporting Person	Date	Buy/Sell	Number of Shares	Price Per Share

Mr. Pevow (1) (2)	2/2/2010	Buy	675,000 shares	$0.36

Mr. Pevow (3)	2/10/2010	Buy	5,000 shares	$0.35

Mr. Pevow (3)	2/10/2010	Buy	7,000 shares	$0.36

CUSIP No. 367600301

Mr. Pevow (3)	2/3/2010	Buy	5,000 shares	$0.35

Mr. Pevow (3)	2/3/2010	Buy	5,000 shares	$0.35

Mr. Pevow (3)	2/2/2010	Buy	5,000 shares	$0.35

Mr. Pevow (1) (3)	1/21/2010	Buy	3,543 shares	$0.36

Mr. Pevow (1) (3)	1/15/2010	Buy	5,000 shares	$0.36

Mr. Pevow (1) (3)	1/14/2010	Buy	5,000 shares	$0.36

Mr. Pevow (1) (3)	1/13/2010	Buy	1,000 shares	$0.36

Mr. Pevow (1) (3)	1/11/2010	Buy	5,000 shares	$0.38

Mr. Pevow (1) (3)	12/30/2009	Buy	10,000 shares	$0.34

Mr. Pevow (1) (3)	12/29/2009	Buy	22,165 shares	$0.34

Mr. Pevow (1) (3)	12/23/2009	Buy	14,550 shares	$0.34

Mr. Pevow (1) (3)	12/23/2009	Buy	14,000 shares	$0.36

Mr. Pevow (1) (3)	12/22/2009	Buy	3,000 shares	$0.34

Mr. Pevow (1) (3)	12/15/2009	Buy	19,600 shares	$0.34

Mr. Pevow (1) (3)	12/15/2009	Buy	7,895 shares	$0.34

(1) These shares may be subsequently transferred by Mr. Pevow to GECH.

(2) These shares were acquired in a privately negotiated sale between Mr. Pevow and the seller of such shares.

(3) These shares were acquired in open market purchases.

In addition, Mr. Pevow is party to the following voting agreements:

•                  Amended Voting Agreement, dated February 26, 2010, with Josh Buterin (which amended and restated the Voting Agreement, dated February 23, 2010, between Mr. Pevow and Mr. Buterin) (as so amended and restated, the “Buterin Voting Agreement”) pursuant to which Mr. Buterin agreed to vote the 2,169,896 shares of Common Stock beneficially owned by Mr. Buterin as instructed by Mr. Pevow (including in favor of any of Mr. Pevow’s nominees to the board of directors) and granted an irrevocable proxy to Mr. Pevow with respect to such shares;

•                  Voting Agreement, dated February 25, 2010, with Betty Davis (the “Davis Voting Agreement”) pursuant to which Ms. Davis agreed to vote the 259,950 shares of Common Stock beneficially owned by Ms. Davis as instructed by Mr. Pevow (including in favor of any of Mr. Pevow’s nominees to the board of directors) and granted an irrevocable proxy to Mr. Pevow with respect to such shares;

•                  Voting Agreement, dated February 25, 2010, with Leslie W. David (the “David Voting Agreement”) pursuant to which Mr. David agreed to vote the 308,602 shares of Common Stock beneficially owned by Mr. David as instructed by Mr. Pevow (including in favor of any of Mr. Pevow’s nominees to the board of directors) and granted an irrevocable proxy to Mr. Pevow with respect to such shares; and

•                  Voting Agreement, dated February 26, 2010, with Robert J. Seaberg (the “Seaberg Voting Agreement” and, collectively with the Buterin Voting Agreement, the Davis Voting Agreement and the David Voting Agreement, the “Voting Agreements”) pursuant to which Mr. Seaberg agreed to vote the 407,747 shares of Common Stock beneficially owned by Mr. Seaberg as instructed by Mr. Pevow (including in favor of any of Mr. Pevow’s nominees to the board of directors) and granted an irrevocable proxy to Mr. Pevow with respect to such shares;

Each of the Voting Agreements terminates upon the earliest to occur of (a) July 4, 2010, (b) the adjournment of the first annual meeting of stockholders of the Company held after the date of such Voting Agreement and (c) written notice from Mr. Pevow.

In addition, on February 1, 2010, Mr. Pevow entered into (i) a warrant agreement (the “VanderLinden Warrant Agreement”) with Paul VanderLinden pursuant to which Mr. Pevow has the immediately exercisable option to acquire 370,200 shares of Common Stock owned by Mr. VanderLinden and (ii) a warrant agreement (the “Trailblazer Warrant Agreement” and, together with the VanderLinden Warrant Agreement, the “Warrant Agreements”) with Trailblazer Partners, Ltd. (“Trailblazer”) pursuant to which Mr. Pevow has the immediately exercisable option to acquire 660,335 shares of Common Stock owned by Trailblazer.  The options granted pursuant to the Warrant Agreements each has an exercise price of $0.39 per share and expires on March 16, 2010.  Mr. Pevow paid (i) Mr. VanderLinden a fee of $0.01 per share for the option under the VanderLinden Warrant Agreement (or $3,702 in the aggregate) and (ii) Trailblazer a fee of $0.01 per share for the option under the Trailblazer Warrant Agreement (or $6,603.35 in

CUSIP No. 367600301

the aggregate).

(d)                                 The counterparties to the Voting Agreements have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the shares subject to the applicable Voting Agreement.  Other than pursuant to the immediately foregoing sentence, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the Shares.

(e)                                  Not applicable.

Item 6 of the Original Schedule 13D is amended and restated in its entirety as follows:
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Pevow is party to the Voting Agreements and the Warrant Agreements described above in Item 5.  Other than the foregoing, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

Item 7 of the Original Schedule 13D is amended and restated in its entirety as follows:
Item 7.	Material to be Filed as Exhibits.

Exhibit 1                                               Joint Filing Agreement, dated as of February 11, 2010, by and between GEC Holding, LLC and Frederick M. Pevow, Jr. (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 2                                               Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Paul VanderLinden (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 3                                               Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Trailblazer Partners, Ltd. (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 4                                               Amended Voting Agreement, dated February 26, 2010, between Frederick M. Pevow, Jr. and Josh Buterin

Exhibit  5                                            Voting Agreement, dated February 25, 2010, between Frederick M. Pevow, Jr. and Betty Davis

Exhibit 6                                               Reserved

Exhibit 7                                               Voting Agreement, dated February 25, 2010, between Frederick M. Pevow, Jr. and Leslie W. David

Exhibit 8                                               Voting Agreement, dated February 26, 2010, between Frederick M. Pevow, Jr. and Robert J. Seaberg

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2010

GEC HOLDING, LLC

By:	/s/ Frederick M. Pevow, Jr.
	Name:	Frederick M. Pevow, Jr.
	Title:	Manager

/s/ Frederick M. Pevow, Jr.
Frederick M. Pevow, Jr.

Index of Exhibits.

Exhibit 1

Joint Filing Agreement, dated as of February 11, 2010, by and between GEC Holding, LLC and Frederick M. Pevow, Jr. (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 2

Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Paul VanderLinden (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 3

Warrant Agreement, dated February 1, 2010, between Frederick M. Pevow, Jr. and Trailblazer Partners, Ltd. (incorporated by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 11, 2010)

Exhibit 4	Amended Voting Agreement, dated February 26, 2010, between Frederick M. Pevow, Jr. and Josh Buterin

Exhibit 5	Voting Agreement, dated February 25, 2010, between Frederick M. Pevow, Jr. and Betty Davis

Exhibit 6	Reserved

Exhibit 7	Voting Agreement, dated February 25, 2010, between Frederick M. Pevow, Jr. and Leslie W. David

Exhibit 8	Voting Agreement, dated February 26, 2010, between Frederick M. Pevow, Jr. and Robert J. Seaberg